X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

[redacted]

08002425

May 1, 2008

SUPPL

Office of International Corporate Finance
Securities & Exchange Commission
450 5th Street NW
Mail Stop 3-9
Washington, DC 20549

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated May 1, 2008).

Thank you.

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

5/9

X-Cal Resources Ltd.

TSX/XCL RECEIVED **May 1, 2008**

2008 MAY -8 A 7:32

News Release

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Schedule for Sleeper Mineral Inventory

The mineral inventory for the Sleeper Gold Property located in Humboldt County, Nevada is anticipated during the month of June 2008, with caution that the time frame for the new NI-43-101 report is necessarily within the control of independents who must be satisfied prior to signing off on the inventory.

The cross-sections for West Wood, Facilities North and Facilities South have been completed. They are the framework for the pending resource estimations for these areas. The database for these areas includes over 600 drill holes. More than 71,000 ft of drilling was completed in 2007 to facilitate the inventory.

Additionally a sonic drill program on the Heaps at Sleeper has provided new information to assist discussion of above ground mineralized material at Sleeper.

The goal of the pending mineral inventory is to report a total inferred figure for the Sleeper Gold Project.

The contents of this release have been reviewed by Larry Martin CPG who is a qualified person as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements
This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which

could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: **Shawn Kennedy, President**

Tel: (604) 662-8245 Fax: (604) 688-7740

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.

END